SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  -------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                         for the month of December 2002

                                  -------------

                          ENGEL GENERAL DEVELOPERS LTD.
                 (Translation of Registrant's Name Into English)

                66 Ha'Histradrut Avenue, Haifa Bay 32960, Israel
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                    Form 20-F  |X|      Form 40-F     |_|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes        |_|      No            |X|

     Attached as Exhibit 1 and incorporated by reference herein is the Registrant's press release dated December 2, 2002 with respect to the results of the Registrant for the quarter ended September 30, 2002.



                                    SIGNATURE
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         ENGEL GENERAL DEVELOPERS LTD.
                                         (Registrant)


                                         By: /s/ Yaakov Engel
                                             ----------------------------------
                                             Name:  Yaakov Engel
                                             Title: Chief Executive Officer


Dated:  December 5, 2002

                                  EXHIBIT INDEX


EXHIBIT NO.              DESCRIPTION
-----------              -----------

1.                       Press release dated December 2, 2002

                                    EXHIBIT 1

Engel General Developers Reports $0.55 Million Net Income for first Nine months
--------------------------------------------------------------------------------
of 2002
-------

     HAIFA, Israel, December 2, 2002 /PRNewswire/ -- Engel General Developers (Nasdaq: ENGEF) a leading developer of quality, moderately priced housing in Israel and other emerging markets, today reported 2002 first nine months net income of $0.55 million (NIS 2.69 million) or $0.06 per share, compared with a net income of $0.38 million (NIS 1.85 million) for the first nine months of 2001. Revenues for the first nine months of 2002 increased to $30 million (NIS 145 million) from $21 million (NIS 102 million) in the first nine months of 2001.

     Net income for the third quarter of 2002 was $0.39 million (NIS 1.94 million) or $0.05 per share, compared with a net income of $0.09 million (NIS
0.43 million) for the third quarter of 2001. Revenues for the third quarter of 2002 increased to $8 million (NIS 40 million) from revenues of $7 million (NIS 35 million) in the third quarter of 2001.

     Yaacov Engel, President and CEO commented today: "We are pleased that our development projects in the CEE region have begun to contribute to our profits and are realizing the potential we attributed to them. In light of this though period of recession and difficult political situation in Israel, we believe that our expansion into the CEE Region was warranted. We believe that the CEE Region still has a strong need for growth and substantial demand for basic products, commerce, housing and real estate. We expect our projects in this region to favorably position us in these booming economies."

     On November 28, 2002, an affiliate of Yaakov Engel Enterprises Construction Company Ltd. ("YEC"), the Company's controlling shareholder, made public its intention to purchase from YEC and certain affiliates their shares of the Company, constituting approximately 84% of the share capital of the Company and 95% of the voting rights therein. The transaction is subject, among other things, to the receipt of certain approvals required under Israeli law, including the shareholders meeting of the purchaser.

     Engel General Developers is one of the leading developers of moderately-priced, quality housing in Israel. The Company designs, develops, markets and oversees the construction of a variety of homes throughout the central and northern areas of Israel, as well as in the CEE Region. Homes developed by the Company are generally targeted to first-time buyers, young couples, new immigrants and move-up buyers and are located in or within commuting distance of major urban areas.

     This release contains certain forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the Company's control, which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's filings with the Securities and Exchange Commission.

     The Consolidated Financial Statements are prepared in accordance with Israeli GAAP, which differs in certain respects from U.S. GAAP. The Company maintains its accounts and presents its financial statements in NIS. All NIS amounts reflect the historical amounts adjusted for changes in the general purchasing power of the NIS as measured by changes in the CPI. For convenience purposes, the financial data presented herein have been translated into Dollars using a representative exchange rate on September 30, 2002 of NIS 4.87 = $1.00. The Dollar amounts set forth herein may include inaccuracies due to currency fluctuations in the particular periods, which may be inadequately reflected in such amounts.

CONTACTS:    ZOHAR LEVY, CFO
             ENGEL GENERAL DEVELOPERS LTD.    TEL: + 972-4-842-2777

                                                             DECEMBER 31,                  SEPTEMBER 30,
                                                     ---------------------------------------------------------
                                                         2001            2001           2002       2002
                                                     -------------     ----------    -----------  --------
                                                                                                   CONVENIENCE
                                                                                                   TRANSLATION
                                                                                                  ---------------
                                                         NIS              NIS           NIS        U.S.$
                                                     -------------     ----------    -----------  ------------
                                                                                      UNAUDITED
                                                                       ----------------------------------------
   ASSETS
   ------
   CURRENT ASSETS
     CASH AND CASH EQUIVALENTS                                866             420         1,328         273
     SHORT-TERM BANK DEPOSITS                              41,980          40,450        37,859       7,772
     RESTRICTED CASH AND BANK DEPOSITS                      7,895          11,180        10,185       2,091
     MARKETABLE SECURITIES                                  1,048           1,070         3,302         678
     TRADE ACCOUNTS RECEIVABLE                              6,311           7,179         4,314         886
     OTHER RECEIVABLES                                     24,047          15,767        25,754       5,287
     SHORT-TERM LOANS TO RELATED COMPANIES                 25,433          46,161        13,014       2,672
     INVENTORY OF APARTMENTS HELD FOR SALE                 30,075          32,009        12,625       2,592
     HOUSING UNITS UNDER CONSTRUCTION,
          NET OF CUSTOMERS' ADVANCES                      190,355         199,826       205,465      42,181
                                                     -------------     -----------   -----------  ----------
          TOTAL CURRENT ASSETS                            328,010         354,062       313,846      64,432
                                                     -------------     -----------   -----------  ----------

   NON-CURRENT INVENTORY                                    9,495           9,431         8,919       1,831
                                                     -------------     -----------   -----------  ----------

   LONG TERM INVESTMENTS AND LOANS                         44,561          44,294        46,178       9,480
                                                     -------------     -----------   -----------  ----------

   RENTAL PROPERTIES                                        4,910           5,337         4,791         984
                                                     -------------     -----------   -----------  ----------

   FIXED ASSETS                                             2,862           2,697         2,614         537
                                                     -------------     -----------   -----------  ----------

   DEFERRED CHARGES, NET                                    4,201           4,306         4,238         870
                                                     -------------     -----------  ------------   ---------

          TOTAL ASSETS                                    394,039         420,127       380,586      78,134
                                                     =============     ===========  ============   =========




LIABILITIES AND SHAREHOLDERS'
-----------------------------
EQUITY
------

   CURRENT LIABILITIES
     SHORT-TERM BANK CREDITS                              151,941          168,403        118,540        24,336
     TRADE ACCOUNTS PAYABLE                                17,685           33,640         19,647         4,033
     OTHER PAYABLES AND ACCRUALS                           36,955           29,643         50,522        10,372
     CAPITAL NOTE                                          12,038           11,894         12,490         2,564
                                                     -------------      -----------     ----------     ---------
        TOTAL CURRENT LIABILITIES                         218,619          243,580        201,199        41,305
                                                     -------------      -----------     ----------     ---------

   LONG-TERM LIABILITIES
     EMPLOYEES' RIGHTS UPON RETIREMENT, NET                    --              174            100            21
     LONG TERM LOANS                                       16,674           16,077         16,357         3,358
                                                     -------------      -----------     ----------
        TOTAL LONG-TERM LIABILITIES                        16,674           16,251         16,457         3,379
                                                     -------------      -----------     ----------     ---------

   MINORITY INTEREST                                          461              340          1,956           402
                                                     -------------      -----------     ----------     ---------

   SHAREHOLDERS' EQUITY
     SHARE CAPITAL                                          1,150            1,150          1,150           236
     ADDITIONAL PAID-IN CAPITAL                           117,029          117,029        117,029        24,026
     CAPITAL RESERVES                                      14,787           14,787         14,787         3,036
     RETAINED EARNINGS                                     25,319           26,990         28,008         5,750
                                                     -------------      -----------     ----------     ---------
        TOTAL SHAREHOLDERS' EQUITY                        158,285          159,956        160,974        33,048
                                                     -------------      -----------     ----------     ---------

        TOTAL LIABILITIES AND SHAREHOLDERS'
        EQUITY                                            394,039          420,127        380,586        78,134
                                                     =============      ===========     ==========     =========

                                                 ENGEL GENERAL DEVELOPERS LTD.
                                     UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
                                               ADJUSTED TO NIS OF SEPTEMBER 2002
                                                        (IN THOUSANDS)

                                              YEAR ENDED      THREE MONTHS ENDED                 NINE MONTHS ENDED
                                           DECEMBER 31,           SEPTEMBER 30,                   SEPTEMBER 30,
                                           -----------------    ------------------   ------------------------------------------
                                                2001           2001       2002            2001           2002           2002
                                              ---------      ---------   --------    --------------- --------------  -----------
                                                NIS            NIS         NIS            NIS              NIS      CONVENIENCE
                                                                                                                    TRANSLATION
                                                                                                                       U.S.$
                                              ---------      ---------   --------    ---------------    ----------
                                                                                     U N A U D I T E D
                                                              -------------------------------------------------------------------

REVENUES                                       152,458          34,828    40,055            102,418       145,494           29,869

COST OF REVENUES                               145,512          34,575    34,298             96,685       136,611           28,046
                                              ---------       ---------  --------    ---------------     ---------      -----------

     GROSS PROFIT                                6,946             253     5,757              5,733         8,883            1,823

  SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES, NET                  13,185           3,093     2,240             10,035         8,219            1,687
                                              ---------       ---------  --------    ---------------     ---------      -----------

  OPERATING INCOME (LOSS)                      (6,239)         (2,840)     3,517            (4,302)           664              136

FINANCING INCOME (EXPENSES), NET                 2,697           1,445   (1,117)              2,883         2,524              518

OTHER INCOME, NET                                  919              79     1,043              1,001         1,275              262
                                              ---------       ---------  --------    ---------------     ---------      -----------
      NET INCOME TAX BENEFIT
      (EXPENSE), NET                            (2,623)         (1,316)     3,443              (418)         4,463              916

INCOME TAX BENEFIT (EXPENSE), NET                2,240           1,459       323              1,602         (279)             (57)
                                             ----------       ---------  --------     --------------     ---------     ------------
                                                 (383)             143     3,766              1,184         4,184              859
MINORITY INTEREST IN NET
    LOSS (PROFIT) OF SUBSIDIARIES                  552             284   (1,827)                666       (1,495)            (307)
                                             ----------       ---------  --------     --------------     ---------     ------------

    NET INCOME                                     169             427     1,939              1,850         2,689             552
                                               ========       =========   =======     ==============   ===========     ===========

  BASIC EARNINGS PER ORDINARY SHARE

    EARNINGS PER SHARE                            0.02            0.05      0.23               0.22          0.31            0.06
                                               ========       =========   =======     ==============   ===========     ===========
    NET INCOME USED TO COMPUTE BASIC
      EARNINGS PER SHARE                           169             427     1,939              1,850         2,689             552
                                               ========       =========   =======     ==============   ===========     ===========
    WEIGHTED AVERAGE NUMBER OF ORDINARY
      SHARES OUTSTANDING - IN THOUSANDS
                                                 8,600           8,600     8,600              8,600         8,600           8,600
                                               ========       =========   =======     ==============   ===========     ===========
